UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [March] 2006

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    ✓    )        No        Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )        No  (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated March 17, 2006. Attached is English language version of the notice.

The following table sets forth the summary of Result of the 15th Annual Shareholders’ Meeting.

1. Approval of Financial Statements
The 15th Year (Unit: Million, KRW)
-Total Assets		219,654	-Sales	98,778
-Total Liabilities		96,792	-Operating Income	1,905
-Capital Stock		18,387	-Net Income	2,563
-Total Shareholders’ Equity		122,862	*Earning per Shares	14
*External Auditor’s Opinion			Unqualified opinion
2. Dividend Decision
a. Cash Dividend	Dividend per Share (KRW)	Common Shares	Year-end Dividend	—
			Interim-Quarterly Dividend	—
		Preferred Shares	Year-end Dividend	—
			Interim-Quarterly Dividend	—
	Total Dividends (KRW)			—
	Dividend rate to market value(%)(Including interim dividend)	Common Shares		—
		Preferred Shares		—
b.Stock Dividend	Stock Dividend Rate (%)	Common Shares		—
		Preferred Shares		—
	Total Stock Dividend	Common Shares		—
		Preferred Shares		—
3. Appointment of Directors, Outside Directors, Auditors and Members of Audit Committee (As of the appointment date)
a. Details of Appointment	1 person of Outside Auditor, 2 persons of Standing Director
b. Number of Outside Directors after Appointment	Total Number of Directors			6
	Total Number of Outside Director			3
	Outside Director Appointment Ratio (%)			50
c. Number of Auditors after Appointment	Standing Auditor			—
	Non-standing Auditor			—
d. Members of Audit Committee after Appointment	Members of Audit Committee who are Outside Directors			3
	Members of Audit Committee who are not Outside Director			—

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4. Details of Other resolution

1) Approval of Balance Sheet, Income Statement and Statement of loss disposition for the fiscal year 2005

→ Resolved as proposed

2) Partial amendment to articles of Incorporation

→ Resolved as proposed

3) Appointment of New Outside Directors who become members of audit committee

→ Resolved as proposed

4) Election of directors

→ Resolved as proposed

5) Approval of the ceiling amount of remuneration for directors

→ Resolved as proposed

6) Partial amendment to retirement allowance regulation of directors

→ Resolved as proposed

5. Date of Shareholders’ Meeting	March 17, 2006

6. Others	—

Date of Relevant Disclosure	—

[Details of appointed Outside Directors]

Name	Date of Birth	Terms of office	Newly Appointed	Professional Background	Current position	Final Academic Degree	Nationality
Yeon-Ho, Lee	July 17, 1958	3	Reappointed

1993 ~ 2000: Working at Samduk Accounting Corporation

2000 ~ 2002: Working at Samwha Accounting Corporation

2002 ~ Present: Partner of Dasan Accounting Corporation

2003 ~ Present: Outside Director at Mirae Corporation

					Partner of Dasan Accounting Corporation	Master of Tax and accounting in YonSei University	Korea

3

[Details of appointed Directors]

Name	Date of Birth	Terms of office	Newly Appointed	Professional Background	Current position	Final Academic Degree	Nationality
Soon –Do, Kwon	August 26, 1957	3	Reappointed

1999 ~ 2004: Chief Financial Officer and Vice President of Mirae Corporation

2002 ~ 2005: Chief Executive Officer of Softforum Co.,Ltd.

2005 ~ Present: Non-standing Director of CyberBank Corporation and Chief Executive Officer and President of Mirae Corporation

					Chief Executive Officer and President of Mirae Corporation	Bachelor of Business and Administration in Korea University	Korea

Hyo –Chul, Yun	June 3, 1956	3	Newly appointed

1991 ~ 2001: Chief Executive Officer of Sungwoo e-Com Co.,Ltd and Sungwoo LCD Co.,Ltd

2002 ~ 2004: Chief Executive Officer of SSI Co.,Ltd

2004 ~ Present: Vice President of ATE Business Unit of Mirae Corporation

					Vice President of ATE Business Unit of Mirae Corporation	Doctor’s Degree of mechanical engineering in KAIST	Korea

[Details of appointed Members of Audit Committee]

Name	Date of Birth	Terms of office	Newly Appointed	Outside Director	Professional Background	Current position	Final Academic Degree	Nationality
Yeon-Ho, Lee	July 17, 1958	3	Reappointed	Member of audit committee who are outside directors

1993 ~ 2000: Working at Samduk Accounting Corporation

2000 ~ 2002: Working at Samwha Accounting Corporation

2002 ~ Present: Partner of Dasan Accounting Corporation

2003 ~ Present: Outside Director at Mirae Corporation

						Partner of Dasan Accounting Corporation	Master of Tax and accounting in YonSei University	Korea

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2006

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO

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